SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                          Atchison Casting Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    04661310
                                 (CUSIP Number)



The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).












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CUSIP No.    04661310

                                      13G


    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (entities only)

           Hugh H. Aiken

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  /_/
           (SEE INSTRUCTIONS)                                    (b)  /X/

    3      SEC USE ONLY

    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States Citizen


         NUMBER OF          5    SOLE VOTING POWER
          SHARES                 302,119                               3.7%
       BENEFICIALLY         6    SHARED VOTING POWER
         OWNED BY                2,000                                  .0%
           EACH             7    SOLE DISPOSITIVE POWER
         REPORTING               302,119                               3.7%
          PERSON            8    SHARED DISPOSITIVE POWER
           WITH                  2,000                                  .0%

    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           304,119                                                     3.7%

   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                                         /_/

   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                       3.7%
   12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                       IN




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Item 1(a).    Name of Issuer:
-----------------------------

Atchison Casting Corporation

Item 1(b).    Address of Issuer's Principal Executive Offices:
--------------------------------------------------------------

400 South Fourth Street
Atchison, Kansas  66002-0188

Item 2(a).    Name of Person Filing:
------------------------------------

Hugh H. Aiken

Item 2(b).    Address of Principal Business Office or, if None, Residence:
--------------------------------------------------------------------------

400 South Fourth Street
Atchison, Kansas  66002-0188

Item 2(c).    Citizenship:
--------------------------

United States citizen

Item 2(d).    Title of Class of Securities:
-------------------------------------------

Common Stock, $.01 par value per share

Item 2(e).    CUSIP Number:
---------------------------

04661310

Item 3.       If This Statement is Filed Pursuant to Rules 13d-1(b) or 13d-2(b),
--------------------------------------------------------------------------------
              Check Whether the Person Filing is a:
              -------------------------------------

N/A

Item 4.       Ownership:
------------------------

The reporting person has ceased to be the beneficial owner of more than five percent of the class of securities. Ownership information is as follows:

     (a) Amount Beneficially Owned: The information in Item 9 of the cover pages hereof is hereby incorporated by reference.

     (b) Percent of Class: The information in Item 11 of the cover pages hereof is hereby incorporated by reference.

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     (c) Number of Shares as to which such person has:


                  (i) sole power to vote or to direct the vote - The information in Item 5 of the cover pages hereof is hereby incorporated by reference.

                  (ii) shared power to vote or to direct the vote - The information in Item 6 of the cover pages hereof is hereby incorporated by reference.

                  (iii)    sole power to dispose or to direct the disposition of
                           - The information in Item 7 of the cover pages hereof is hereby incorporated by reference.

                  (iv) shared power to dispose or to direct the disposition of - The information in Item 8 of the cover pages hereof is hereby incorporated by reference.

Item 5.       Ownership of Five Percent or Less of a Class:
-----------------------------------------------------------

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: /X/

Item 6.       Ownership of More than Five Percent on Behalf of Another Person:
------------------------------------------------------------------------------

     Five hundred of the shares listed herein are owned by Mr. Aiken's wife and an additional 500 shares are owned by each of Mr. Aiken's three children. Accordingly, with respect to the 2,000 shares referenced in Item 6 and Item 8 of the cover pages, other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. The interest does not relate to more than five percent of the class.

Item 7.       Identification and Classification of the Subsidiary Which Acquired
--------------------------------------------------------------------------------
              the Security Being Reported on By the Parent Holding Company:
              -------------------------------------------------------------

N/A

Item 8.       Identification and Classification of Members of the Group:
------------------------------------------------------------------------

N/A

Item 9.       Notice of Dissolution of Group:
---------------------------------------------

N/A

Item 10. Certification:
-----------------------

N/A



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 6, 1998




                                             /S/ HUGH H. AIKEN
                                             ----------------------------------
                                             Hugh H. Aiken

























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